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                                                                    EXHIBIT 11.1

                              META-SOFTWARE, INC.

          COMPUTATION OF NET INCOME AND PRO FORMA NET INCOME PER SHARE
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

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
                                                YEARS ENDED        SIX MONTHS
                                                DECEMBER 31,     ENDED JUNE 30,
                                            -------------------- ---------------
                                             1993   1994   1995   1995    1996
                                            ------ ------ ------ ------- -------
Net income................................                               $ 2,683
Pro forma net income......................  $1,414 $2,134 $2,177 $ 1,333
                                            ====== ====== ====== ======= =======
Weighted average common shares outstand-
 ing......................................   7,500  7,500  7,830   7,500   9,910
Common stock equivalents as a result of
 stock options outstanding using the
 treasury stock method....................     452    841    687     841     712
Common stock options granted in accordance
 with SAB 83..............................     --     569    620     569     --
Shares deemed outstanding to fund share-
 holder distribution......................     882    882    729     882     --
                                            ------ ------ ------ ------- -------
  Total...................................   8,834  9,792  9,866   9,792  10,622
                                            ====== ====== ====== ======= =======
Net income per share......................                               $  0.25
                                                                         =======
Pro forma net income per share............  $ 0.16 $ 0.22 $ 0.22 $  0.14
                                            ====== ====== ====== =======
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